Exhibit 99.1

Independent Auditor’s Report

To the Shareholders and Board of Directors of Royal Bank of Canada

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Royal Bank of Canada and its subsidiaries (together, the Bank) as at October 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Bank’s consolidated financial statements comprise:

●	the consolidated balance sheets as at October 31, 2019 and 2018;

●	the consolidated statements of income for the years then ended;

●	the consolidated statements of comprehensive income for the years then ended;

●	the consolidated statements of changes in equity for the years then ended;

●	the consolidated statements of cash flows for the years then ended; and

●	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Certain required disclosures have been presented elsewhere in the Management’s Discussion and Analysis, rather than in the notes to the consolidated financial statements. These disclosures are cross-referenced from the consolidated financial statements and are identified as audited.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2019. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters	How our audit addressed the key audit matters

Valuation of the Allowance for Credit Losses (ACL)

Refer to Note 2, Summary of significant accounting policies, estimates and judgments, Note 4, Securities and Note 5, Loans and allowance for credit losses

The Bank’s ACL for financial assets was $3,440 million as at October 31, 2019, and represents management’s estimate of expected credit losses on financial assets as at the balance sheet date. Performing financial assets are categorized as Stage 1 from initial recognition to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition. Performing financial assets transfer into Stage 2 following a significant increase in credit risk relative to the initial recognition. Impaired financial assets are categorized as Stage 3 when the asset is considered to be credit-impaired. As disclosed by management, the measurement of expected credit losses is a complex calculation that involves a large number of interrelated inputs and assumptions such as the financial asset’s probability of default, loss given default, and exposure at default discounted at the reporting date.

Management’s estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios, each of which includes forward-looking information designed to capture a wide range of possible outcomes and are weighted according to management’s expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. Management’s scenarios include a base case, upside and downside scenarios which are set by adjusting the base projections to construct

Our approach to addressing the matter involved the following procedures, amongst others:

●   testing the effectiveness of controls relating to the valuation of the ACL, including controls over the design of multiple future macroeconomic scenarios, the determination and application of the weightings for these scenarios, and the completeness and accuracy of the data inputs underlying the ACL calculation;

●   testing management’s process for determining the Stage 1 and Stage 2 ACL, including evaluating the appropriateness of the models used to determine the Stage 1 and Stage 2 ACL, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the reasonableness of significant assumptions related to the determination of significant increases in credit risk relative to the initial recognition of the financial asset, the determination of the future macroeconomic scenarios and the weights assigned thereto;

●   testing the appropriateness of the complex expected credit loss calculation and its interrelated inputs and assumptions with the assistance of professionals with specialized skill and knowledge; and

●   evaluating management’s assumptions related to the determination of macroeconomic scenarios which involved evaluating the identification of material portfolios of financial assets that have exhibited a non-linear nature of potential credit losses, and evaluating the reasonableness of potential credit losses under the five future macroeconomic scenarios considering the Bank’s historical loss experience.

Key audit matters	How our audit addressed the key audit matters

reasonably possible scenarios that are more optimistic and pessimistic, respectively, than the base case. Two additional downside scenarios are designed for the real estate and energy sectors to capture the non-linear nature of potential credit losses across the Bank’s portfolios of financial assets.

We determined that the valuation of the ACL is a matter of most significance to the audit of the current year consolidated financial statements due to:

●   significant judgment required by management when designing the future macroeconomic scenarios and assigning weights to each scenario to determine the Stage 1 and Stage 2 ACL. This in turn led to a high degree of auditor subjectivity in performing audit procedures relating to these scenarios;

●   significant auditor judgment and significant audit effort necessary to evaluate audit evidence as the measurement of expected credit losses is a complex calculation that involves a large volume of data, interrelated inputs and assumptions; and

●   the audit effort included the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

Goodwill Impairment Assessment of the Caribbean Banking Cash Generating Unit (CGU)

Refer to Note 2, Summary of significant accounting policies, estimates and judgments, and Note 10, Goodwill and other intangible assets

The goodwill allocated to the Caribbean Banking CGU was $1,727 million. Management conducts an impairment test as of August 1 of each year by comparing the carrying value of each CGU to its recoverable amount. For the Caribbean Banking CGU, management calculated the recoverable amount as the fair value less costs of disposal using a discounted cash flow model that projects future cash flows based on management forecasts, adjusted to approximate the considerations of a

Our approach to addressing the matter involved the following procedures, amongst others:

●   testing the effectiveness of controls relating to management’s goodwill impairment test, including controls over the determination of the recoverable amount of the CGU;

●   testing management’s process for determining the recoverable amount of the CGU, evaluating the appropriateness of the discounted cash flow model, and testing the completeness, accuracy, and relevance of underlying data used in the model;

Key audit matters	How our audit addressed the key audit matters

prospective third-party buyer, over a 5-year period. Cash flows beyond the initial 5-year period are assumed by management to increase at a constant rate using a nominal long-term growth rate. As disclosed by management, the Caribbean continued to experience challenges in various regions resulting in weak to moderate economic growth during the year. As at August 1, 2019, the recoverable amount of the Caribbean Banking CGU, based on management’s estimated fair value less costs of disposal, was 126% of its carrying amount. As management has disclosed, the determination of fair value using a discounted cash flow model requires the use of significant judgment to determine the inputs and the model is most sensitive to changes in future cash flows, discount rates, and terminal growth rates applied to cash flows beyond the forecast period. If the post-tax discount rate was increased by 1.8%, holding other individual factors constant, the recoverable amount would approximate the carrying amount.

We determined that the goodwill impairment assessment of the Caribbean Banking CGU is a matter of most significance to the audit of the current year consolidated financial statements due to:

●   significant judgment required by management when determining the fair value of the CGU including future cash flows and adjustments made thereto to approximate the considerations of a prospective third-party buyer, discount rates and terminal growth rates. This in turn led to a high degree of auditor judgment and subjectivity in performing procedures over management’s calculation of the recoverable amount of the CGU, and evaluating audit evidence; and

●   the audit effort included the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

●   evaluating the significant assumptions used by management, including the discount rates, terminal growth rates, and future cash flows and adjustments made thereto to approximate the considerations of a prospective third-party buyer;

●   evaluating management’s discounted cash flow model and certain significant assumptions, including the discount rates and terminal growth rates with the assistance of professionals with specialized skill and knowledge; and

●   evaluating management’s assumptions related to terminal growth rates and future cash flows which involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGU; (ii) the consistency with external market data and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

Key audit matters	How our audit addressed the key audit matters

Uncertain Tax Positions

Refer to Note 2, Summary of significant accounting policies, estimates and judgments, and Note 23, Income taxes

The Bank is subject to income tax laws in various jurisdictions where it operates and the complex tax laws are potentially subject to different interpretations by management and relevant taxation authorities. In some cases, the Bank has received reassessments denying the tax deductibility of dividends from transactions including those with Tax Indifferent Investors. As disclosed by management, significant judgment is required in the interpretation of the relevant tax laws, and the determination of the Bank’s tax provision, which includes management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities. The forward-looking nature of these estimates requires management to use a significant amount of judgment in projecting the timing and amount of future cash flows. As management has further disclosed, management records provisions related to uncertain tax positions on the basis of all available information at the end of the reporting period to reflect current expectations.

We determined that uncertain tax positions are a matter of most significance to the audit of the current year consolidated financial statements due to:

●   significant judgment required by management, including a high degree of estimation uncertainty, when interpreting the relevant tax laws and projecting the amount of future cash flows relating to uncertain tax positions. This in turn led to a high degree of auditor judgment and subjectivity in performing procedures to evaluate the uncertain tax positions; and

●   the audit effort included the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

Our approach to addressing the matter involved the following procedures, amongst others:

●   testing the effectiveness of controls relating to the evaluation of uncertain tax positions;

●   testing management’s process used in estimating the amount of future cash flows relating to uncertain tax positions;

●   evaluating the appropriateness of the methods used;

●   testing the completeness, accuracy, and relevance of underlying data used;

●   evaluating the reasonableness of significant assumptions used by management for estimating the results of tax positions that are under audit or appeal by relevant taxation authorities; and

●   professionals with specialized skill and knowledge were used to assist in assessing the significant assumptions, including the application of relevant tax laws and whether it is probable that the relevant tax authorities will accept the tax positions and evidence used by management in determining and projecting the amount of future cash flows.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis and the information, other than the consolidated financial statements and our auditor’s report thereon, included in the annual report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

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Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

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Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Bank to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 3, 2019